PE 1/20/2015



UNITED STATES NO ACT
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE



15005823

March 18, 2015

Act: 1934
Section:
Rule: 14a-8 (O)(8)
Public
Availability: 3-18-15

Amy Goodman
Gibson, Dunn & Crutcher LLP
shareholderproposals@gibsondunn.com

Re: McDonald's Corporation
Incoming letter dated January 20, 2015

Dear Ms. Goodman:

This is in response to your letters dated January 20, 2015 and March 6, 2015 concerning the shareholder proposal submitted to McDonald's by Alison Faith. We also have received a letter from the proponent dated January 26, 2015. Copies of all of the correspondence on which this response is based will be made available on our website at http://www.sec.gov/divisions/corpfin/cf-noaction/14a-8.shtml. For your reference, a brief discussion of the Division's informal procedures regarding shareholder proposals is also available at the same website address.

Sincerely,

Matt S. McNair
Special Counsel

Enclosure

cc: Alison Faith
FISMA & OMB MEMORANDUM M-07-16

March 18, 2015

Response of the Office of Chief Counsel
Division of Corporation Finance

Re: McDonald's Corporation
Incoming letter dated January 20, 2015

The proposal urges the board to encourage its U.S. franchisees and its company-owned franchises to pay employees a minimum wage of $11.00 per hour.

There appears to be some basis for your view that McDonald's may exclude the proposal under rule 14a-8(i)(7), as relating to McDonald's ordinary business operations. In this regard, we note that the proposal relates to general compensation matters. Accordingly, we will not recommend enforcement action to the Commission if McDonald's omits the proposal from its proxy materials in reliance on rule 14a-8(i)(7).

Sincerely,

Evan S. Jacobson
Special Counsel

DIVISION OF CORPORATION FINANCE
INFORMAL PROCEDURES REGARDING SHAREHOLDER PROPOSALS

The Division of Corporation Finance believes that its responsibility with respect to matters arising under Rule 14a-8 [17 CFR 240.14a-8], as with other matter under the proxy rules, is to aid those who must comply with the rule by offering informal advice and suggestions and to determine, initially, whether or not it may be appropriate in a particular matter to recommend enforcement action to the Commission. In connection with a shareholder proposal under Rule 14a-8, the Division's staff considers the information furnished to it by the Company in support of its intention to exclude the proposals from the Company's proxy materials, as well as any information furnished by the proponent or the proponent's representative.

Although Rule 14a-8(k) does not require any communications from shareholders to the Commission's staff, the staff will always consider information concerning alleged violations of the statutes administered by the Commission, including argument as to whether or not activities proposed to be taken would be violative of the statute or rule involved. The receipt by the staff of such information, however, should not be construed as changing the staff's informal procedures and proxy review into a formal or adversary procedure.

It is important to note that the staff's and Commission's no-action responses to Rule 14a-8(j) submissions reflect only informal views. The determinations reached in these no-action letters do not and cannot adjudicate the merits of a company's position with respect to the proposal. Only a court such as a U.S. District Court can decide whether a company is obligated to include shareholders proposals in its proxy materials. Accordingly a discretionary determination not to recommend or take Commission enforcement action, does not preclude a proponent, or any shareholder of a company, from pursuing any rights he or she may have against the company in court, should the management omit the proposal from the company's proxy material.

GIBSON DUNN

Gibson, Dunn & Crutcher LLP

1050 Connecticut Avenue, N.W.
Washington, DC 20036-5306
Tel 202.955.8500
www.gibsondunn.com

Amy Goodman
Direct: +1 202.955.8653
Fax: +1 202.530.9677
AGoodman@gibsondunn.com

March 6, 2015

VIA EMAIL

Office of Chief Counsel
Division of Corporation Finance
Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549

Re: *McDonald's Corporation*
Supplemental Letter Regarding Shareholder Proposal of Alison Faith
Securities Exchange Act of 1934—Rule 14a-8

Ladies and Gentlemen:

This letter relates to the no-action request (the "No-Action Request") submitted to the staff of the Division of Corporation Finance (the "Staff") on January 20, 2015 on behalf of our client, McDonald's Corporation (the "Company" or "McDonald's"), in response to the shareholder proposal (the "Proposal") and statements in support thereof received from Alison Faith (the "Proponent"). In the No-Action Request, we stated our view that the Proposal could be excluded from the Company's proxy statement and form of proxy for its 2015 Annual Meeting of Shareholders (collectively, the "2015 Proxy Materials") because the Proposal relates to the Company's ordinary business operations. The Proposal requests that the Company's Board of Directors encourage its U.S. franchisees and its company-owned franchises to pay employees a minimum wage of $11.00 per hour. The Proposal also suggests reducing the service fees that franchisees are required to pay the Company, or raising the prices of food served at McDonald's restaurants, to compensate franchisees for the additional expense of increasing the minimum wage.

On January 26, 2015, the Company received a letter from the Proponent (the "Response") responding to the No-Action Request. The Response asserts that the Proposal should not be excluded pursuant to Rule 14a-8(i)(7) because the Proposal raises "such a significant policy issue ["raising the minimum wage for fast-food workers"] that it transcends day-to-day business matters." However, the Staff has never found minimum wage to be a significant policy issue. In fact, the Staff in *Wal-Mart Stores, Inc.* (avail. Mar. 15, 1999) concurred in the exclusion of a proposal requesting a report that was to include, among other things, a description of:

> 3. Policies to implement wage adjustments to ensure adequate purchasing power and a sustainable living wage.

The Staff noted that the proposal was excludable under Rule 14a-8(i)(7) because paragraph 3 of the proposal "relates to ordinary business operations." This key paragraph of the proposal in *Wal-Mart* and the Proposal at issue are analogous, as the Proposal similarly calls for a wage adjustment (specifically to at least $11.00 per hour) and its supporting statement references "a living wage." Just as the "wage adjustment" paragraph from the *Wal-Mart* proposal made the full proposal excludable, the Proposal's call for adjusting the Company's wages to at least $11.00 per hour makes the Proposal similarly excludable.

The Response claims that the issue of raising the minimum wage recently became an issue of "widespread public debate" and cites a number of recent articles on the topic. However, minimum wage is far from a new issue. The first minimum wage law was adopted in Massachusetts in 1912, and the Fair Labor Standards Act established a federal minimum wage in 1938. *See* The Minimum Wage in California and the U.S. (June 2013), *available at* http://www.library.ca.gov/crb/13/S-13-014.pdf. Due to inflation and changes in the country's economic landscape, minimum wages must, of course, be adjusted. That such adjustments are debated does not render minimum wage a significant policy issue. Furthermore, the Proposal's references to political office holders and candidates' positions on minimum wage do not establish that the Proposal involves a significant policy issue. Staff precedent suggests that selective references to reports and statements by government entities and public officials are not enough to demonstrate that an issue is a significant policy issue for purposes of Rule 14a-8(i)(7). *See, e.g., DeVry, Inc.* (avail. Sept. 6, 2013) (concurring in the exclusion under Rule 14a-8(i)(7) of a proposal seeking data on the ability of the graduates of the company's institutions to repay their student loans, notwithstanding the proponent's citation of numerous reports and statements by government entities and public officials in an effort to argue that the proposal raised a significant policy issue); *JPMorgan Chase & Co.* (avail. Mar. 16, 2010) (similarly concurring in the exclusion under Rule 14a-8(i)(7) of a proposal relating to the company's tax refund anticipation loans despite the proponent's citation of numerous reports and statements by government entities and public officials).

The only decision cited in the Response is *Trinity Wall Street v. Wal-Mart Stores, Inc.*, No. 14-405-LPS, 2014 WL 6790928 (D. Del. Nov. 26, 2014), which bears no relevance to the Proposal and is on appeal. Indeed, as the No-Action Request explains in detail, the Staff has consistently concurred in the exclusion of proposals relating to general employee compensation matters under Rule 14a-8(i)(7) because they implicated the company's ordinary business operations. Here, the Proposal squarely focuses on a general employee compensation matter—the minimum wages paid to the employees of the Company's owned and operated restaurants, as well as the minimum wages paid to the employees of its U.S. franchisees—and, as noted above, the Staff has never found minimum wage to be a significant policy issue. Accordingly, we continue to believe the Proposal is properly excludable under Rule 14a-8(i)(7).

CONCLUSION

Based upon the foregoing analysis, and our arguments set forth in the No-Action Request, we reiterate our request that the Staff concur that it will take no action if the Company excludes the Proposal from its 2015 Proxy Materials.

We would be happy to provide you with any additional information and answer any questions that you may have regarding this subject. Correspondence regarding this letter should be sent to shareholderproposals@gibsondunn.com. If we can be of any further assistance in this matter, please do not hesitate to call me at (202) 955-8653, or Denise A. Horne, the Company's Corporate Vice President, Associate General Counsel and Assistant Secretary, at (630) 623-3154.

Sincerely,



Amy Goodman

cc: Denise A. Horne, McDonald's Corporation
Alison Faith

101873099.5

Alison Faith

FISMA & OMB MEMORANDUM M-07-16

January 26, 2015

VIA EMAIL

Office of Chief Counsel
Division of Corporation Finance
Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549
shareholderproposals@sec.gov

Re: McDonald's Corporation
Shareholder Proposal of Alison Faith
Securities Exchange Act of 1934 – Rule 14a-8

Ladies and Gentlemen:

This letter is in response to McDonald's Corporation's letter to the SEC dated January 20, 2015, in which McDonald's Corporation seeks approval to exclude the shareholder proposal submitted by me for inclusion in the 2015 Proxy Materials. For the reasons set forth below, I respectfully request that the SEC deny McDonald's Corporation's request for a no-action letter.

The Proposal Is Not Excludable Under Rule 14a-8(i)(7) Because The Proposal Raises Policy Issues So Significant That A Shareholder Vote Is Appropriate.

McDonald's Corporation ("McDonalds") wants to exclude the shareholder proposal on the grounds that it relates to the Company's ordinary business operations. However, the SEC has consistently stated that the ordinary business exclusion does not apply where proposals focus on "sufficiently significant social policy issues." Staff Legal Bulletin No. 14A (July 12, 2002) ("SLBA 14A"). Such proposals, according to the SEC, "...transcend the day-to-day business matters and raise policy issues so significant that it would be appropriate for a shareholder vote." SLBA 14A. The SEC has further explained that, "the presence of *widespread public debate* regarding an issue is among the factors to be considered in determining whether proposals concerning that issue 'transcend the day-to-day business matters'" (italics added). SLBA 14A.

In recent months, the issue of raising the minimum wage for fast-food workers, and for McDonalds workers in particular, has become the topic of widespread public debate. Protests by McDonalds' employees who cannot earn a living wage even after years of loyal work have taken place all over the country. See "Protests Nationwide Call for $15 Minimum Wage," USA Today, Dec. 4, 2014, http://www.usatoday.com/story/news/nation/2014/12/04/minimum-wage-fast-food-protests/19908011/. See also "Over 100 Arrested Near McDonald's Headquarters in Protest Over Low Pay," The Guardian, May 21, 2014, http://www.theguardian.com/business/2014/may/21/mcdonalds-closes-corporate-hq-chicago-protest. Journalists have taken up the cause, generating detailed pieces on the low wages paid to McDonalds workers. See, for example, William Finnegan, "Dignity," The New Yorker, Sept. 15, 2014, http://www.newyorker.com/magazine/2014/09/15/dignity-4 (profiling the plight of McDonald's low-wage workers in New York City); Jordan Weissmann, "McDonald's Can't Figure Out How Its Workers Survive on Minimum Wage," The Atlantic, July 16, 2013, http://www.theatlantic.com/business/archive/2013/07/mcdonalds-cant-figure-out-how-its-workers-survive-on-minimum-wage/277845/ .

Political office holders and candidates are increasingly debating the issue of raising the minimum wage. See, e.g., "Minimum Wage, Maximum Headache," Chicago Sun-Times Nov. 9, 2014, http://chicago.suntimes.com/politics/7/71/154194/minimum-wage-maximum-headache (detailing the changing position on minimum of wage of Illinois Governor-Elect Bruce Rauner). In the 2014 election, voters in four states and two major cities approved binding measures to raise the minimum wage, and Illinois and several localities in Wisconsin passed non-binding proposals. See "State Wage Initiatives Fare Better Than Democrats," New York Times Nov. 5, 2014, http://www.nytimes.com/2014/11/06/us/politics/state-wage-initiatives-fare-better-than-democrats.html.
President Obama, in the State of the Union Address on January 20, 2015, urged Congress to pass legislation supporting an increase to the minimum wage. See "State of the Union 2015: Time to Raise the Minimum Wage," CBS News Jan. 20, 2015, http://www.cbsnews.com/videos/state-of-the-union-2015-time-to-raise-the-minimum-wage/.

In light of the overwhelming amount of public debate on this issue in recent months, the shareholder proposal to raise the minimum wage paid to McDonalds employees is not only timely, but addresses such a significant policy issue that it transcends day-to-day business matters and should be brought to a shareholder vote. Cf. Trinity Wall Street v. Wal-Mart Stores, Inc., U.S. District Court, D. Del. No. 14-00405 (Nov. 26, 2014) (shareholder proposal questioning Wal-Mart's sale of guns with high-capacity magazines should not have been excluded because it raised a significant policy issue).

CONCLUSION

Based on the foregoing, I respectfully request that the SEC disagree with McDonald's decision to exclude my shareholder proposal from its 2015 Proxy Materials.

Respectfully Submitted,

Alison Faith

cc: Amy Goodman, counsel for McDonald's Corporation

GIBSON DUNN

Gibson, Dunn & Crutcher LLP
1050 Connecticut Avenue, N.W.
Washington, DC 20036-5306
Tel 202.955.8500
www.gibsondunn.com

Amy Goodman
Direct: +1 202.955.8653
Fax: +1 202.530.9677
AGoodman@gibsondunn.com

January 20, 2015

VIA E-MAIL

Office of Chief Counsel
Division of Corporation Finance
Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549

Re: *McDonald's Corporation*
Shareholder Proposal of Alison Faith
Securities Exchange Act of 1934—Rule 14a-8

Ladies and Gentlemen:

This letter is to inform you that our client, McDonald's Corporation (the "Company"), intends to omit from its proxy statement and form of proxy for its 2015 Annual Meeting of Shareholders (collectively, the "2015 Proxy Materials") a shareholder proposal (the "Proposal") and statement in support thereof received from Alison Faith (the "Proponent").

Pursuant to Rule 14a-8(j), we have:

- filed this letter with the Securities and Exchange Commission (the "Commission") no later than eighty (80) calendar days before the Company intends to file its definitive 2015 Proxy Materials with the Commission; and
- concurrently sent copies of this correspondence to the Proponent.

Rule 14a-8(k) and Staff Legal Bulletin No. 14D (Nov. 7, 2008) ("SLB 14D") provide that shareholder proponents are required to send companies a copy of any correspondence that the proponents elect to submit to the Commission or the staff of the Division of Corporation Finance (the "Staff"). Accordingly, we are taking this opportunity to inform the Proponent that if the Proponent elects to submit additional correspondence to the Commission or the Staff with respect to this Proposal, a copy of that correspondence should be furnished concurrently to the undersigned on behalf of the Company pursuant to Rule 14a-8(k) and SLB 14D.

THE PROPOSAL

The Proposal states:

> Resolved, that shareholders of McDonalds Corporation ("McDonalds") urge the Board of Directors to encourage its U.S. franchisees and its company-owned franchises to pay employees a minimum wage of $11.00 per hour. To compensate franchisees for the additional expense of increasing the minimum wage, the shareholders recommend either reducing the ongoing service fees which franchisees are required to pay McDonald's, or raising the prices of food served at McDonald's restaurants.

A copy of the Proposal and related correspondence from the Proponent is attached hereto as Exhibit A.

BASIS FOR EXCLUSION

We hereby respectfully request that the Staff concur in our view that the Proposal may be excluded from the 2015 Proxy Materials pursuant to Rule 14a-8(i)(7) because the Proposal relates to the Company's ordinary business operations.

ANALYSIS

The Proposal May Be Excluded Under Rule 14a-8(i)(7) Because The Proposal Deals With Matters Related To The Company's Ordinary Business Operations.

According to the Commission release accompanying the 1998 amendments to Rule 14a-8, the term "ordinary business" "refers to matters that are not necessarily 'ordinary' in the common meaning of the word," but instead the term "is rooted in the corporate law concept of providing management with flexibility in directing certain core matters involving the company's business and operations." Exchange Act Release No. 40018 (May 21, 1998) (the "1998 Release"). In the 1998 Release, the Commission stated that the underlying policy of the ordinary business exclusion is "to confine the resolution of ordinary business problems to management and the board of directors, since it is impracticable for shareholders to decide how to solve such problems at an annual shareholders meeting," and identified two central considerations that underlie this policy. As relevant here, one of these considerations is that "[c]ertain tasks are so fundamental to management's ability to run a company on a day-to-day basis that they could not, as a practical matter, be subject to direct shareholder oversight."[1] *Id.*

As discussed below, the Proposal may be omitted as it implicates the Company's ordinary business operations[2] because it relates to (A) the Company's general compensation matters; (B) the Company's management of its workforce; and (C) the manner in which the Company manages its expenses.

A. The Proposal Is Excludable Because It Relates To The Company's General Compensation Matters.

The Staff has permitted the exclusion of shareholder proposals under Rule 14a-8(i)(7) if they concern "general employee compensation" issues. Staff Legal Bulletin No. 14A (July 12, 2002) ("SLB 14A"). In SLB 14A, the Staff stated, "[s]ince 1992, we have applied a bright-line analysis to proposals concerning equity or cash compensation: We agree with the view of companies that they may exclude proposals that relate to general employee compensation matters in reliance on rule 14a-8(i)(7) . . . ." Here, the Proposal directly addresses general employee

---

[1] The second consideration highlighted by the Commission related to "the degree to which the proposal seeks to 'micro-manage' the company by probing too deeply into matters of a complex nature upon which shareholders, as a group, would not be in a position to make an informed judgment." 1998 Release (citing Exchange Act Release No. 12999 (Nov. 22, 1976)).

[2] All McDonald's restaurants are operated either by a subsidiary of the Company, by affiliates of the Company, by independent entrepreneurs under the terms of franchise arrangements (franchisees) or by developmental licensees operating under license agreements. More than 80% of all McDonald's restaurants worldwide are franchised or licensed restaurants. Contracts with franchisees are generally 20 years in duration and allow for the Company's majority owned subsidiaries to exercise oversight to protect the value of their trademarks to ensure uniformity of operations (*i.e.*, common standards and policies regarding core menu, food quality and safety, brand identity, restaurant design style and operational procedures) across all of the restaurants operated under McDonald's name. In accordance with their franchise contracts, franchisees are responsible for the day-to-day operations of their restaurants and are exclusively responsible for employment matters in their organizations. For purposes of this letter, the term "McDonald's," when used in reference to the operations that take place in McDonald's restaurants, means the subsidiaries of the Company, affiliates, franchisees and developmental licensees that operate McDonald's restaurants around the world.

compensation matters concerning the Company's owned and operated restaurants, as well as the restaurants of its U.S. franchisees, and, therefore, may be omitted as relating to the Company's ordinary business operations.

The Proposal requests that the Company "encourage its U.S. franchisees and its company-owned franchises to pay employees a minimum wage of $11.00 per hour" and suggests two means by which to defray the costs of such a minimum wage increase. The Proposal is not limited to executive officers as the minimum wage issue would not affect such employees. The Proposal's supporting statement explicitly references the Company's "front-line workers" and clearly implicates general compensation matters of employees in the Company's owned and operated restaurants and the restaurants of its U.S. franchisees. Because the Proposal encompasses such a broad range of non-executive McDonald's employees, the Proposal is asking the shareholders to vote upon a matter related to the compensation of McDonald's employees.

The Staff consistently has concurred in the exclusion of proposals addressing a company's compensation to non-executive employees on the grounds that they relate to general compensation matters. *See, e.g., Microsoft Corp.* (avail. Sep. 17, 2013) (concurring in the exclusion under Rule 14a-8(i)(7) of a proposal asking the board to limit the average individual total compensation for senior management, executives and "all other employees the board is charged with determining compensation for" to one hundred times the average individual total compensation paid to the remaining full-time, non-contract employees of the company); *ENGlobal Corp.* (avail. Mar. 28, 2012) (concurring in the exclusion under Rule 14a-8(i)(7) of a proposal that sought to amend the company's 2009 equity incentive plan, as the Staff noted that "the proposal relates to compensation that may be paid to employees generally and is not limited to compensation that may be paid to senior executive officers and directors"); *General Electric Company* (avail. Jan. 6, 2011) (concurring in the exclusion under Rule 14a-8(i)(7) of a proposal asking the board for a "breakdown" containing specified information about two of the company's pension plans as "the proposal relate[d] to compensation that may be paid to employees generally"); *Exxon Mobil Corp.* (avail. Feb. 16, 2010, *recon. denied* Mar. 23, 2010) (concurring in the exclusion under Rule 14a-8(i)(7) of a proposal asking the board to "eliminate all remuneration for any one of Management in an amount above $500,000.00 per year," excluding minor perks and necessary insurance, and to prohibit severance contracts); *Pfizer Inc. (Davis)* (avail. Jan. 29, 2007) (concurring in the exclusion under Rule 14a-8(i)(7) of a proposal requesting that the board cease to grant stock options to any employees); *General Motors Corp. (Morse)* (avail. Mar. 24, 2006) (concurring in the exclusion under Rule 14a-8(i)(7) of a proposal asking the board to "eliminate all remuneration for any one of Management in an amount above $500,000.00 per year," excluding minor perks and necessary insurance, and to prohibit severance contracts); *Mattel, Inc.* (avail. Mar. 13, 2006) (concurring in the exclusion under Rule 14a-8(i)(7) of a proposal asking the board to "eliminate all management remuneration in excess of

$500,000.00 per year and to refrain from making severance contracts"); *Amazon.com, Inc.* (avail. Mar. 7, 2005) (concurring in the exclusion under Rule 14a-8(i)(7) of a proposal requesting that the board adopt and disclose a new policy on equity compensation, and cancel a certain equity compensation plan potentially affecting all employees); *Plexus Corp.* (avail. Nov. 4, 2004) (concurring in the exclusion under Rule 14a-8(i)(7) of a proposal requesting discontinuation of stock options for all employees and associates); *Woodward Governor Co.* (avail. Sept. 29, 2004) (concurring in the exclusion under Rule 14a-8(i)(7) of a proposal requesting discontinuation of all stock option grants); *Sempra Energy* (avail. Dec. 19, 2002, *recon. denied* Mar. 5, 2003) (concurring in the exclusion under Rule 14a-8(i)(7) of a proposal seeking to limit grants of stock options and derivatives for both "officers and employees"); *ConAgra Foods, Inc.* (avail. June 8, 2001) (concurring in the exclusion under Rule 14a-8(i)(7) of a proposal seeking to amend the exercise price, vesting and other terms of the company's stock plan because it related to general compensation issues); *Wal-Mart Stores, Inc.* (avail. Mar. 19, 1999) (concurring in the exclusion under Rule 14a-8(i)(7) of a proposal that requested a report on suppliers' "policies to implement wage adjustments to ensure adequate purchasing power and a sustainable living wage").

The Proposal concerns only general compensation matters by seeking to encourage a minimum wage for the Company's owned and operated restaurants, as well as the restaurants of its U.S. franchisees, thus affecting only non-executive McDonald's employees. Thus, the Proposal may be excluded under Rule 14a-8(i)(7) as relating to the Company's ordinary business matters.

B. The Proposal Is Excludable Because It Relates To The Management Of The Company's Workforce.

The Commission and Staff have long held that a shareholder proposal may be excluded under Rule 14a-8(i)(7) if it, like the Proposal, relates to a company's management of its workforce. The Commission recognized in the 1998 Release that "management of the workforce" is "fundamental to management's ability to run a company on a day-to-day basis." Consistent with the 1998 Release, the Staff has recognized that proposals pertaining to the management of a company's workforce are excludable under Rule 14a-8(i)(7). For example, in *Northrop Grumman Corp.* (avail. Mar. 18, 2010), the Staff concurred that a proposal requesting that the board identify and modify procedures to improve the visibility of educational status in the company's reduction in force review process could be excluded, noting that "[p]roposals concerning a company's management of its workforce are generally excludable under [R]ule 14a-8(i)(7)." *See also Starwood Hotels & Resorts Worldwide, Inc.* (avail. Feb. 14, 2012) (concurring that a proposal requesting verification and documentation of U.S. citizenship for the company's U.S. workforce could be excluded because it concerned "procedures for hiring and training employees"); *Consolidated Edison, Inc.* (avail. Feb. 24, 2005) (concurring that a proposal requesting the termination of certain supervisors could be excluded as it related to "the termination, hiring, or promotion of employees"); *Bank of America Corp.* (avail. Feb. 4, 2005) (concurring that a proposal regarding the relocation of U.S.-based jobs to foreign countries could be excluded as it related to the company's "management of the workforce"); *Fluor Corp.* (avail. Feb. 3, 2005) (concurring that a proposal requesting information relating to the elimination or relocation of U.S.-based jobs within the company could be excluded as it related to the company's "management of its workforce"); *Allegheny Energy, Inc.* (avail. Mar. 3, 2003) (concurring that a proposal requesting the removal of certain executive officers could be excluded as it related to "the termination, hiring, or promotion of employees"); *McDonald's Corp.* (avail. Mar. 19, 1990) (concurring that a proposal regarding various Company policies, including affirmative action and equal employment opportunity policies, could be excluded under the predecessor to Rule 14a-8(i)(7)).

Similarly, the Proposal directly addresses management of McDonald's employees by requesting the board of directors to encourage an $11.00 per hour minimum wage for employees of the Company's owned and operated restaurants, as well as employees of its U.S. franchisees. The Proposal's request for such a wage implicates a fundamental aspect of the Company's employment practices and is thus analogous to the proposal in *Northrop Grumman* and the related line of Staff precedent. The Proposal therefore is excludable under Rule 14a-8(i)(7) as relating to the management of the Company's workforce.

C. The Proposal Is Excludable Because It Relates To The Manner In Which The Company Manages Its Expenses.

The Staff has issued a long line of precedent indicating that the management of operating expenses is an ordinary business matter. In *CIGNA Corp.* (avail. Feb. 23, 2011), the Staff concurred with the exclusion under Rule 14a-8(i)(7) of a proposal seeking a report on, among other things, the measures the company was taking to contain the price increases of health insurance premiums. In concurring that the proposal was excludable under Rule 14a-8(i)(7), the Staff noted that "the proposal relates to the manner in which the company manages its expenses." *See also UnitedHealth Group Inc.* (avail. Mar. 16, 2011) (concurring that a proposal requesting the company's response to health insurance premium increases and steps to ensure affordable health care coverage was excludable under Rule 14a-8(i)(7)). In *Medallion Financial Corp.* (avail. May 11, 2004), the proposal requested that the company engage an investment banking firm "to evaluate alternatives to maximize stockholder value including a sale of the company." Although the proposal specifically addressed a sale of the entire company—a matter which the Staff has viewed as raising significant policy issues—the supporting statement included a paragraph arguing that one of the reasons the company was not maximizing shareowner value was "Medallion's very high operating expenses." Medallion pointed out to the Staff that the inclusion of operating expenses showed the proposal was not limited to extraordinary transactions, and thus implicated the company's ordinary business operations. The Staff concurred that the proposal could be excluded based on Rule 14a-8(i)(7). *See also Allstate Corp.* (avail. Feb. 5, 2003); *Puerto Rican Cement Co., Inc.* (avail. Mar. 25, 2002) (in each case, concurring that proposals requesting company reports on legal expenses were excludable under Rule 14a-8(i)(7)).

The Proposal explicitly references the "additional expense of increasing the minimum wage" and recommends reducing franchisee service fees or raising the prices of food to compensate for such increased expenses. The wages paid to employees of the Company's owned and operated restaurants constitute a fundamental operating expense for the Company. The Proposal is thus analogous to the proposals in *CIGNA Corp.* and the other Staff precedent cited above and is similarly excludable as relating to the manner in which the Company manages its expenses.

CONCLUSION

Based upon the foregoing analysis, we respectfully request that the Staff concur that it will take no action if the Company excludes the Proposal from its 2015 Proxy Materials.

We would be happy to provide you with any additional information and answer any questions that you may have regarding this subject. Correspondence regarding this letter should be sent to shareholderproposals@gibsondunn.com. If we can be of any further assistance in this matter, please do not hesitate to call me at (202) 955-8653 or Denise A. Horne, the Company's Corporate Vice President, Associate General Counsel and Assistant Secretary, at (630) 623-3154.

Sincerely,



Amy Goodman

Enclosures

cc: Denise A. Horne, McDonald's Corporation
Alison Faith

101857091.7

Exhibit A
Proposal and Related Correspondence

From: Alison Faith***FISMA & OMB MEMORANDUM M-07-16***
Sent: Thursday, December 11, 2014 7:32 PM
To: Corporate Secretary
Subject: Shareholder Proposal for Inclusion in 2015 Proxy Statement

My name is Alison Faith. I am a shareholder of record of 2,875 shares of McDonald's stock, which I have held continuously for more than one year prior to today's date.
I intend to retain all of my shares of McDonald's stock through the date of the annual meeting in May 2015, which I plan on attending.
I am submitting the attached Shareholder's Proposal for inclusion in McDonald's 2015 Proxy Statement.
Please direct any questions or concerns to:
Alison Faith



FISMA & OMB MEMORANDUM M-07-16

Thank you,
Alison Faith

Shareholder Proposal

Resolved, that shareholders of McDonalds Corporation ("McDonalds") urge the Board of Directors to encourage its U.S. franchisees and its company-owned franchises to pay employees a minimum wage of $11.00 per hour. To compensate franchisees for the additional expense of increasing the minimum wage, the shareholders recommend either reducing the ongoing service fees which franchisees are required to pay McDonald's, or raising the prices of food served at McDonald's restaurants.

Supporting Statement

In the past year, protests by fast-food workers and other low-paid workers in support of increased wages have multiplied and expanded beyond the United States, to become an international movement. The protests reflect the desperation and sense of unfairness felt by workers, who cannot earn a living wage even after years of loyal work at the same company (See, for example, The New Yorker, "Dignity," Sept. 15, 2014). McDonalds is at the center of this controversy. At McDonalds' annual shareholder meeting last year, hundreds of protesters swarmed the headquarters, actively campaigning for an increase in wages (See "138 Arrested at McDonald's HQ Protest," May 22, 2014, www.msnbc.com/msnbc/138-arrested-mcdonalds-hq-protest).

It is not enough for McDonalds to say it is up to the franchisees to make decisions about how much to pay their workers. Action needs to be taken at the corporate level. Indeed, in July, the National Labor Relations Board stated that McDonald's will be considered a "joint employer" along with the franchisees and can be held responsible for labor practices of their franchisees (See "NLRB Office of the General Counsel Authorizes Complaints Against McDonald's Franchisees and Determines McDonald's, USA, LLC is a Joint Employer," www.nlrb.gov/news-outreach/news-story/nlrb-office-general-counsel-authorizes-complaints-against-mcdonalds).

Accepting responsibility for its front-line workers is compatible with McDonalds' longstanding core values. According to McDonald's Values as set forth in its Standards of Business Conduct, "At McDonalds, we hold ourselves and conduct our business to high standards of fairness, honesty, and integrity. We are individually and collectively responsible."

The shareholders are the owners of McDonalds. Therefore, it is the shareholders' responsibility to ensure that the profits we enjoy are generated ethically, fairly, and with integrity. As Franklin Delano Roosevelt said, "No business which depends for existence on paying less than living wages to its workers has any right to continue in this country." (1933, Statement on National Industrial Recovery Act).

This proposal offers two potential suggestions of how to raise the minimum wage paid at McDonalds franchises. First, McDonalds can decrease the monthly service fees that franchisees are required to pay McDonalds. Second, McDonalds may decide to raise the price of food to accurately reflect the true cost of a McDonald's meal, including the cost of a fair wage for its workers.

Please vote for this proposal.